May 5, 2010

By EDGAR Transmission

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

Action Industries, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed April 22, 2010
File No. 0-52455

     We hereby submit the responses of Action Industries, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 29, 2010, providing the Staff’s comments with respect to the above referenced information statement on Schedule 14C (the “Information Statement”).

     For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note that certain Series A Convertible Preferred Shares issued as merger consideration were transferred to certain service providers to Kalington.  Please disclose if this is how Joseph Meuse, the former CEO of Action Industries, and/or Belmont Partners received their 369 Series A Convertible Preferred Shares.  If so, please provide complete disclosure of the services provided by Mr. Meuse and/or Belmont to both parties to the share exchange as well as the benefits received as a result of those services and the consummation of the share exchange.  Refer to Item 14(b)(7) of Schedule 14A.

Company Response: Belmont Partners (of which Joseph Meuse is the Managing Director) did not receive any of its 369 Series A Convertible Preferred Shares as payment for services provided to Kalington or the Company.  Belmont Partners acquired its 369 shares of Series A Convertible Preferred stock as a result of its prior investment in Xingtai Longhai Steel Wire Co. Ltd.  We have revised the information statement to reflect the correct number of shares actually transferred to professional service providers (179 shares of Series A Convertible Preferred Shares), none of which were transferred to Belmont Partners or Joseph Meuse.  The previous disclosure of a transfer of 625 of Series A Convertible Preferred Shares to service providers was incorrect.

2.
Your disclosure of the reasons for engaging in the transaction on page 17 appears incomplete.  Please provide more detailed disclosure about the reasons why Action Industries engaged in a reverse acquisition transaction with a Chinese operating company.  This disclosure should include a discussion of the background of how the company came to such a decision and the negotiations of the transaction.  Refer to Item 14(b)(4) of Schedule 14A.

Company Response: We have revised the information statement to include more detailed disclosure of the reasons for engaging in the transaction as required by Item 14 of Schedule 14A.

In addition, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact our securities counsel, Ryan Nail at (415) 955-8900.

Sincerely, Action Industries, Inc.
By:	/s/ Chaojun Wang
Chaojun Wang Chief Executive Officer